Sanofi Pasteur Partners with U.S.

Naval Medical Research Center to

Advance Development of Travelers’

Diarrhea Vaccine

- The licensed technology was developed by the NMRC

with the help of the University of Colorado -

Lyon, France – April 12, 2010 - Sanofi Pasteur, the vaccines division of sanofi-aventis Group (EURONEXT : SAN and NYSE : SNY), announced today that it has entered into a strategic partnership with the U.S. Naval Medical Research Center (NMRC) to develop a promising new bacterial vaccine against enterotoxigenic Escherichia coli (ETEC). ETEC causes nearly 400,000 childhood deaths in the developing world each year and is the predominant cause of infectious gastroenteritis in travelers and deployed military personnel, according to the American Society of Tropical Medicine and Hygiene (ASTMH).

The core ETEC adhesin vaccine technology, developed by NMRC, was exclusively licensed to Sanofi Pasteur, along with a second technology that efficiently packages the adhesin with a toxoid vaccine component, co-developed by NMRC and the University of Colorado Denver. The cooperative research and development agreement was executed between Sanofi Pasteur and NMRC, inaugurating a joint research effort to be conducted over the next four years.

The World Health organization agrees with the ASTMH mortality estimate and adds that ETEC accounts for approximately 210 million episodes of diarrhea annually1. ETEC is the most common cause of bacterial diarrhea leading to dehydration and shock when not treated promptly and effectively. Food-borne diseases, including travelers’ diarrhea, afflict 40-60% of the 80 million individuals who travel from industrialized countries to lesser developed countries each year and have been a scourge of military operations throughout history2.

“We have committed our technical expertise to expedite development of this vaccine for eventual licensure and sales worldwide, “said Wayne Pisano, president and CEO of Sanofi Pasteur. “This multi-year project will provide a solid basis for launching clinical development. Furthermore,” Pisano continued, “we believe that this vaccine has the potential to curtail the number and severity of food-borne illnesses due to ETEC, and it may also decrease the risk of post-infectious irritable bowel syndrome, which afflicts one in ten who experience travelers’ diarrhea.”

According to the agreement, if the four-year pre-clinical research effort proves successful, it will serve as the basis for launching full-scale clinical development of a multivalent adhesin-based ETEC vaccine.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us.

1. http://www.who.int/vaccine_research/diseases/e_e_coli/en/

2. Global Etiology of Travelers’ Diarrhea: Systematic Review from 1973 to the Present; Am. J. Trop. Med. Hyg.; 80(4) 2009; pp 609-614

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations	US Media Relations
Pascal Barollier	Susan H. Watkins
T. +33-(0)4-37-37-50-38	T. +1-570-957-2563
pascal.barollier@sanofipasteur.com	susan.watkins@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us